82-521

02 JUL 17 AM 12:51

RAVENHEAD RECOVERY CORPORATION

#309 – 280 Nelson Street
Vancouver, British Columbia
V6B 2E2

02042684

SUPPL

July 10, 2002

Securities and Exchange Commission
450 – 5th Street N.W.
Washington D.C.
20549

Attention: Office of International Corporate Finance

Dear Sir/Madam,

We send herewith hard copies of the required documentation for the Company's Quarterly Financial Statements for the period ending May 31, 2002 together with the Notice of Mailing.

Yours sincerely,

Per:

James Aikens, President

dlw 7/17

RAVENHEAD RECOVERY CORPORATION

#309 – 280 Nelson Street
Vancouver, British Columbia
V6B 2E2

July 10, 2002

<u>BRITISH COLUMBIA SECURITIES COMMISSION</u>
P O Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

Re:

<u>RAVENHEAD RECOVERY CORPORATION (the "*Company*")</u>

Dear Sir / Madam,

Please find this as written notification that the required documentation for the company's Quarterly Financial Statement, for the period ending May 31, 2002 has been sent to all required parties as of the above date.

Kind Regards,

RAVENHEAD RECOVERY CORPORATION

Per:

"James Aikens"

James Aikens, President

QUARTERLY REPORT BC FORM 51-901F

Incorporated as part of: ___X___ Schedule A

_______ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: RAVENHEAD RECOVERY CORPORATION

ISSUER ADDRESS: 280 NELSON STREET, SUITE 309

VANCOUVER, B.C. V6B 3E2

CONTACT PERSON: JAMES AIKENS

CONTACT POSITION: DIRECTOR

CONTACT TELEPHONE NUMBER: (604) 688-9090

CONTACT EMAIL ADDRESS: info@peqc.com

FOR QUARTER ENDED: MAY 31, 2002

DATE OF REPORT: JULY 10, 2002

CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

JAMES AIKENS	"James Aikens"	2002/07/10
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED
KEVIN LUTHER	"Kevin Luther"	2002/07/10
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

RAVENHEAD RECOVERY CORPORATION
BALANCE SHEETS
for the nine months ended May 31, 2002
(Unaudited)

	May 31, 2002	August 31, 2001
ASSETS		
Current		
Cash	$ 239	$ 17
Accounts receivable	-	687
Prepaid expenses	1,538	500
	1,777	1,204
Mineral property costs	1	1
Capital assets	118	157
	$ 1,896	$ 1,362
LIABILITIES		
Current		
Accounts payable	$ 1,879,469	$ 1,609,792
Loan payable	27,000	27,000
	1,906,469	1,636,792
SHAREHOLDERS' DEFICIENCY		
Share capital	4,713,092	4,713,092
Deficit	(6,617,665)	(6,348,522)
	(1,904,573)	(1,635,430)
	$ 1,896	$ 1,362

APPROVED BY THE DIRECTORS:

"James Aikens", Director   "Kevin Luther", Director

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION
STATEMENTS OF LOSS AND DEFICIT
for the nine months ended May 31, 2002

(Unaudited)

	3 months ended May 31, 2002	9 months ended May 31, 2002	3 months ended May 31, 2001	9 months ended May 31, 2001
Administrative Expenses				
Accounting and audit	$ -	$ 830	$ -	$ -
Amortization	13	39	13	39
Bank charges and interest	92,187	260,955	73,003	212,135
Filing fees	1,201	4,546	410	1,925
Legal	-	-	107	107
Management fees	-	-	-	2,500
Office fees and equipment rent	-	-	-	283
Rent	-	-	-	600
Telephone	-	-	-	197
Transfer agent fees	945	2,773	836	3,567
Net loss for the period	(94,346)	(269,143)	(74,370)	(221,354)
Deficit, beginning of period	(6,523,319)	(6,348,522)	(6,177,216)	(6,030,232)
Deficit, end of period	$ (6,617,665)	$ (6,617,665)	$ (6,251,586)	$ (6,251,586)
Loss per share	$ (0.02)	$ (0.06)	$ (0.02)	$ (0.05)

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION
STATEMENTS OF CASH FLOWS
for the nine months ended May 31, 2002

(Unaudited)

	3 months ended May 31, 2002	9 months ended May 31, 2002	3 months ended May 31, 2001	9 months ended May 31, 2001
Operating Activities				
Net loss for the period	$ (94,346)	$ (269,143)	$ (74,370)	$ (221,354)
Add item not affecting cash:				
Amortization	13	39	13	39
	(94,333)	(269,104)	(74,357)	(221,315)
Changes in non-cash working capital items related to operations:				
Accounts receivable	-	687	-	1,705
Prepaid expenses	(1,538)	(1,038)	375	(375)
Accounts payable	96,120	269,677	73,930	218,873
	249	222	(52)	(1,112)
Financing Activity				
Loans payable	-	-	-	-
Increase (decrease) in cash during period	249	222	(52)	(1,112)
Cash, beginning of period	(10)	17	85	1,145
Cash, end of period	$ 239	$ 239	$ 33	$ 33

SEE ACCOMPANYING NOTES

RAVENHEAD RECOVERY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
for the nine months ended May 31, 2002
(Unaudited)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly, the financial position, results of operations and cash flow for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the company's August 31, 2001 audited financial statements.

Note 2 **Share Capital**

Authorized:

100,000,000 Common shares without par value

Issued:	May 31, 2002 #	$	May 31, 2001 #	$
Balance, beginning and end of period	4,497,846	4,713,092	4,497,846	4,713,092

Escrow:

At May 31, 2002, the company's transfer agent held 50,000 shares in escrow. The release of these shares is subject to regulatory approval. The company intends to cancel these shares and re-issue a total of 562,500 new escrow shares at $0.01 per share. The issuance and release of these shares will be subject to regulatory approval.

QUARTERLY REPORT BC FORM 51-901F

Incorporated as part of: ________ Schedule A

___X___ Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER: RAVENHEAD RECOVERY CORPORATION

ISSUER ADDRESS: 280 NELSON STREET, SUITE 309

VANCOUVER, B.C. V6B 3E2

CONTACT PERSON: JAMES AIKENS

CONTACT POSITION: DIRECTOR

CONTACT TELEPHONE NUMBER: (604) 688-9090

CONTACT EMAIL ADDRESS: info@peqc.com

FOR QUARTER ENDED: MAY 31, 2002

DATE OF REPORT: JULY 10, 2002

CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

JAMES AIKENS	"James Aikens"	2002/07/10
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED
KEVIN LUTHER	"Kevin Luther"	2002/07/10
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

Ravenhead Recovery Corporation

Quarterly Report

For the nine months ended May 31, 2002

Schedule A: Financial Information

- See financial statements attached

Schedule B: Supplementary Information

1. For the current year-to-date.

   Deferred costs - Nil

   Aggregate amount of expenditures made to parties not at arm's length from the issuer $ 99,760.47

2. For the quarter under review

   a) Summary of securities issued during the period: Nil

   b) Summary of options granted: Nil

3. As at the end of the quarter

   a) Authorized share capital and summary of shares issued and outstanding
   - See Note 2 to the financial statements

   b) Summary of options, warrants and convertible securities outstanding: Nil

   c) Total number of shares in escrow or subject to pooling agreement
   - See Note 2 to the financial statements

a) List of Directors and Officers – James Aikens, President and Director
James P. Armstrong, Director
Kevin Luther, Director
Gregory Miller, Secretary and Director

Schedule C: Management Discussion

- See attached

Schedule C: Management Discussion

During the quarter under review and to date, management of the Company continues to further the restructure and financing goals referenced in the annual financial report. The Company is seeking financing for further development of its 100% owned properties in the Houston area of the Omineca Mining Division of British Columbia.

The Company has entered into a Reverse Takeover negotiation with Active Mountain Entertainment Corporation (AMEC).

AMEC plans to construct, promote and operate a world-class entertainment facility in Merritt, British Columbia, Canada. AMEC's main stay has been the production of the annual Merritt Mountain Music Festival. The Merritt Mountain Music Festival is celebrating its 10th anniversary this year. Ticket sales have increased substantially over last year. In order to see their vision through to fruition, AMEC successfully negotiated and closed on a prime 946-acre parcel of real estate in the immediate neighbourhood of the City of Merritt. To achieve its goals AMEC has been working diligently to garner all of the necessary approvals, zoning, government and environmental approvals, feasibility and marketing studies, preliminary construction plans and geo-technical/geophysical surveys. Plans to go ahead with its undertaking will be implemented on a 'per phase' basis as project phase feasibility has been established.

No promotional investor relations' activities were undertaken during this period and to date.

Management will advise shareholders of any new developments as they occur. Please contact the Company directly at (604) 688-9090 for any further information.